Filed Pursuant to Rule 424b3

Registration No. 333-133772

PROSPECTUS

LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100,
Orlando, Florida 32826
(407) 382-4003

1,022,000 SHARES OF CLASS A
COMMON STOCK

This prospectus is part of a registration statement that relates to a public offering of up to 1,022,000 shares of our Class A Common Stock, $0.01 par value (the “common stock”), that were previously issued to our stockholders or are issuable upon the exercise of warrants held by certain of our stockholders (collectively, the “selling stockholders”). Our common stock is traded on The Nasdaq Stock Market (“Nasdaq”), on the Nasdaq Capital Market, under the symbol LPTH. The average of the high and low trade prices of the common shares as reported by Nasdaq on May 2, 2006, was $5.27 per common share.

Shares:	The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:	We will not receive any of the proceeds from the sale of these shares. We will receive proceeds from the exercise of the warrants if such warrants are exercised.

Costs:	We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The information contained in this prospectus is not complete and may be changed. These securities may not be publicly sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction in which the offer or sale is not permitted.

You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 15, 2006.

You should rely only upon the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

Company Overview

LightPath Technologies, Inc. (“LightPath” or “Company” or “we”) manufactures optical components and higher level assemblies including precision molded glass aspheric optics, isolators, proprietary high performance fiber-optic collimators, GRADIUM glass lenses and other optical materials used to produce products that manipulate light, and designs, develops, manufactures and distributes optical components and assemblies utilizing advanced optical manufacturing processes. Our products are incorporated into a variety of applications by our customers in many industries, including defense products, medical devices, barcode scanners, optical data storage, hybrid fiber coax (datacom and telecom), machine vision and sensors among others. All the products that we produce enable lasers and imaging devices to do their jobs.

LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership, formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. We completed our initial public offering on February 22, 1996. From our inception in 1985 until June 1996, we were classified for financial reporting purposes as a “development stage enterprise” that engaged in basic research and development with an initial objective to improve solar energy technology. Through the years, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications. By 1997, our operational focus began to shift to product development and sales of GRADIUM® glass lenses.

In fiscal 1998, we began to explore the development of products and a strategy to enter the telecom optical components market. This strategy was built around automated production of telecom components using laser fusion and fiber attachment techniques we developed. In designing our optoelectronic devices, we focused on automation of the manufacturing process. We furthered our telecom optical components strategy in fiscal 2000, with the acquisition of Horizon Photonics, Inc. (“Horizon”), a California corporation originally founded in July 1997, where we acquired an isolator product line and facilities.

In September 2000, we acquired Geltech, Inc. (“Geltech”), a Delaware corporation originally founded in May 1985 and based in Florida. Geltech is a manufacturer of precision molded aspheric optics, which have broad applicability to numerous market segments such as medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. Precision molded aspheric optics are also used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. We manufacture these products at our facility in Orlando, Florida. During fiscal 2002, we expanded the Orlando manufacturing facility, and in fiscal 2003, in order to reduce costs, we relocated our corporate headquarters to Orlando and reorganized our manufacturing facility there to accommodate all of the production previously performed in New Mexico for GRADIUM glass lenses and collimators as well as the isolator product line from California.

Our Markets and Recent History

During fiscal 2001, the telecom optical components market slowed dramatically. As service providers rapidly cut their capital spending budgets, inventories of hardware systems, subsystems, and components grew quickly due to a lag in vendors adjusting their build rates to the downturn in demand. The resultant reduction in demand for telecom components has generally continued into fiscal 2006.

In June 2002, we announced plans for fiscal 2003 to consolidate all production and corporate headquarters in Florida. During fiscal 2003 we consolidated all manufacturing to Orlando, Florida. We believe the aspheric lens product line, in particular, has broad applicability to market segments beyond telecom. We have segmented “communications” markets to include: datacom, telecom, hybrid-fiber coax and wireless communications applications in order to better target product/application niches. In addition, we are aggressively pursuing new opportunities in the application areas of medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. With the consolidation of all our product lines in Florida by the end of fiscal 2003 and the reduction in demand for telecom components we have operated one business segment since fiscal 2005.

In November 2005, we announced the formation of LightPath Optical Instrumentation (Shanghai) Co., Ltd, a wholly owned manufacturing subsidiary, located in Jiading, People’s Republic of China (“PRC”). The company’s manufacturing operations will be housed in a 17,000 sq. ft. facility located in the Jiading Industrial Zone near Shanghai. The facility is expected to increase overall production capacity and enable us to compete for larger production volumes of optical components and assemblies, and strengthen partnerships within the Asia/Pacific region. It also provides a launching point to drive our sales expansion in Asia/Pacific.

Overview of Offering

This prospectus relates to a public offering of up to 1,022,000 shares of our common stock that were previously issued to the selling stockholders or are issuable upon the exercise of warrants held by the selling stockholders. In connection with a Securities Purchase Agreement dated as of March 19, 2006, we issued a total of 730,000 shares of common stock, and warrants for the purchase of a total of 292,000 shares of common stock, to the selling stockholders, including warrants for the purchase of a total of 73,000 shares of common stock to Dawson James Securities, Inc., the placement agent for the offering of the common stock to the selling stockholders, and its affiliates. The warrants are exercisable from September 19, 2006, until September 19, 2011, at $7.41 per share. If the selling stockholders exercise in full their respective warrants covering an aggregate of 292,000 shares of common stock, we estimate that our net proceeds will be $2,163,720.00.

The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering, and each selling stockholder will determine the time of sale of shares of common stock made pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares of common stock. We will receive proceeds from the exercise of the warrants if such warrants are exercised. We will pay the costs and fees of registering the shares of common stock offered by this prospectus, which we estimate to be approximately $50,000, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

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RISK FACTORS

Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

Risks Related To Our Business and Financial Results

We Have Substantial Cash Requirements and May Need External Financing To Fund Our Operations. While we have raised capital recently and while we continue to take actions to reduce cash used in operations, there can be no assurance that we will generate sufficient cash to fund our future operations and growth strategies. We may need to obtain additional external financing in the future. We do not have any commitments from others to provide additional financing in the future, and there can be no assurance that any such additional financing will be available if needed or, if available; will be on terms favorable to us. In the event any such financing is not obtained, our operations will be materially adversely affected and we could be forced to cease or substantially reduce operations. Any additional equity financing may be dilutive to stockholders, and debt financings, if available, may involve substantial restrictive covenants or require the pledging of substantially all of our assets.

In fiscal 2005, we made progress in reducing operating cash outflow. The Company’s cash used in operations was approximately $1.1 million compared to $2.5 million used in fiscal 2004. Our cash flow projections for the 2006 fiscal year indicate we have sufficient cash available to fund our operations through fiscal 2006. However, the operating plans and financial projections may not be fully achieved. Factors which could increase cash used in future quarters include, but are not limited to, a decline in revenue, collectibility issues with regard to accounts receivable, increased material costs, increased labor costs, increased health insurance and benefits costs and increases in discretionary spending.

Should we find it necessary to raise more capital, in addition to the capital raised in March 2006, we may find that such funds are either not available or are available only on terms that are unattractive in terms of cost or dilution of existing stockholders’ interests, or both. In the event that we find it necessary to raise additional funds to sustain operations and we are unable to do so, we may need to take such actions as additional restructuring of operations to reduce costs, or to discontinue operations altogether. Should that occur, the realizability of our assets, especially inventory, property and equipment, intellectual property and other intangible assets may be such that significant adjustments to our consolidated financial statements would be required.

We Have A History Of Losses And If We Continue To Incur Losses Our Business May Fail. We have incurred net losses of $3.5, $5.6 million and $21.2 million for fiscal

2005, 2004 and 2003, respectively, and had an accumulated deficit of $186.3 million as of June 30, 2005. During the first nine months of fiscal 2006, we incurred net losses of $1.1 million (unaudited) and, as of March 31, 2006, we had an accumulated deficit of $188.8 million (unaudited). We expect to continue to incur significant sales and marketing, administrative and product development expenses, and, as a result, we will need to generate increased revenues to achieve profitability. Even if we achieve profitability, given the competition in our optical markets, we may not be able to sustain or increase profitability thereafter on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve profitability.

Our Failure to Maintain Compliance With Certain Listing Criteria Of Nasdaq Could Adversely Affect the Value of Our Common Stock. Our common stock is currently traded on the Nasdaq Capital Market (NCM). Going forward, failure to meet the applicable quantitative and/or qualitative maintenance requirements of Nasdaq could result in our securities being delisted entirely from Nasdaq. Moreover, Nasdaq has sole discretion in changing the initial and continued listing criteria for its markets, and such changes usually tend to tighten or toughen the standards, not to reduce them. Therefore, there can be no assurance that Nasdaq will not change the NCM continued listing criteria in the future such that we might no longer qualify for listing on the NCM. In the unlikely event we are delisted entirely from Nasdaq, our securities may be eligible for trading on the OTC Bulletin Board or on other unlisted markets such as The Pink Sheets, although there can be no assurance that our securities will be eligible for trading on any alternative exchanges or markets. As a consequence of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our securities. Among other consequences, delisting from Nasdaq may cause a decline in the stock price and difficulty in obtaining future financing.

Because Of Our Dependence On A Few Key Customers, The Loss of Any Key Customer Could Cause A Significant Decline In Our Revenues. Through the first nine months of fiscal 2006, Intel Corporation (“Intel”) accounted for approximately 8% of our revenue and our top five customers accounted for approximately 40% of our revenues. In fiscal 2005, Intel accounted for approximately 13% of our net revenue and our top five customers accounted for approximately 37% of our revenues. In fiscal 2004 and 2003, Intel accounted for 16% and 10% of our net revenue, respectively. Part of our strategy in fiscal 2005 was to gain key customer relationships of more significance and impact to generate higher revenues at lower costs. This strategy has met with some success and therefore we believe that that our operating results will continue to be notably dependent on sales to a relatively small number of significant customers. The loss of any of these customers, or a significant reduction in sales to any such customers, would adversely affect our revenues.

Order Cancellations And Extensions Of Product Shipment Dates By Customers Can Hinder Our Ability To Achieve Profitability. Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties to our customers. In recent years, we have experienced material order cancellations and significant extensions of product shipment dates by some of our customers. If current customers stop placing orders, or unexpectedly reduce orders, we may not be able to replace these orders with orders from new customers and our ability to achieve profitability will be adversely affected. The majority of our current customers do not have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided.

Our New Market Penetration Efforts Are At An Early Stage Of Development And May Not Prove Successful. Our efforts to diversify our sales to additional optical applications in multiple industries are still in an early phase and our current line of products has not generated sufficient revenues to sustain our operations. While we believe our existing products are commercially viable, we anticipate the need to educate the optical components markets in order to generate market demand and market feedback may require us to further refine these products. Development of significant additional product lines will require significant further research, development, testing and marketing prior to commercialization. There can be no assurance that any proposed products will be successfully developed, demonstrate desirable optical performance, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

Some Of Our Products Have Not Been Demonstrated To Be Commercially Successful. Although our optical lens products have been accepted commercially, the benefits of the GRADIUM glass line are not widely known and must be introduced as we can afford in markets that we believe would benefit from the performance characteristics of GRADIUM. Many prospective customers will need to make substantial expenditures in order to redesign products to incorporate our GRADIUM lenses. There can be no assurances that potential customers will view the benefits of our products as sufficient to warrant such design expenditures.

Our collimator products have not yet achieved broad commercial acceptance; our isolator production capability and sales, while encouraging at this point, are only five years old; and some of our molded aspheres applications are new. There can be no assurance that any of these will be commercially viable products or produce significant revenues. Further, there is no assurance that any products currently existing or to be developed in the future will attain sufficient market acceptance to generate significant additional revenues that are necessary for our success. We must also satisfy industry-standard Telcordia testing on telecommunication products to meet customer requirements, as well as satisfy prospective customers that we will be able to meet their demand for quantities of products, since we may be the sole supplier and licensor. We do not have lengthy experience as a manufacturer for all our product lines and have limited financial resources. We may be unable to accomplish any one or more of the foregoing to the extent necessary to develop commercially successful market acceptance of our products.

Our Relatively Short Operating History May Hinder Our Ability To Accurately Forecast Revenues And Expenses. Although almost 20 years old, LightPath has only generated significant revenues (higher than $5 million per year) since fiscal 2000.

Through fiscal 1996, our primary activities were basic research and development of glass material properties. Because of this short and highly variable operating experience and the turnover in management in the last three years, we have in the past and may in the future be unable to accurately forecast our revenues from sales of our products, and we have limited meaningful historical financial data upon which to plan future operating expenses. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. New product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our operating results, including cash flows, and may result in further volatility of or a decline in our stock price.

If We Are Unable To Develop And Successfully Introduce New And Enhanced Products That Meet The Needs Of Our Customers, Our Business May Fail. Our future success depends, in part, on our ability to anticipate our customers’ needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with the efforts of our suppliers to rapidly achieve efficient volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

Our Sales, Gross Margins, And Market Share May Be Reduced Because of Increased Competition. Competition in optical markets in which we compete is intense. Many of our competitors are large public and private companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, the market capitalization and cash reserves of several of our competitors are much larger than ours, and, as a result, these competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Such acquisitions could give our competitors further advantages. For example, if our competitors acquire any of our significant customers, these customers may reduce the amount of products they purchase from us. Alternatively, some of our competitors may spin-out new companies in the optical component and module market. These companies may compete more aggressively than their former parent companies due to their greater dependence on our markets. In addition, many of our potential competitors have significantly more established sales and customer support organizations, much greater name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.

We compete with manufacturers of conventional spherical lens products and aspherical lens products, producers of optical quality glass and other developers of gradient lens technology as well as telecom product manufacturers. In both the optical lens and communications markets, we are competing against, among others, established international companies, especially in Asia. Many of these companies also are primary customers for optical and communication components, and therefore have significant control over certain markets for our products. We are also aware of other companies that are attempting to develop radial gradient lens technology. There may also be others of which we are not aware that are attempting to develop axial gradient lens technology similar to our technology. There can be no assurance that existing or new competitors will not develop technologies that are superior to or more commercially acceptable than our existing and planned technologies and products.

To maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products. We continue to take actions that are projected to reduce our material costs by obtaining additional sources for raw materials, reducing the labor costs of our production operations by establishing manufacturing capabilities in low cost regions and reducing our overhead expenses through process improvements and competitive sourcing. We believe these actions will allow us to make continued improvements in our profitability and cash requirements.

We Anticipate Further Reductions in the Average Selling Prices Of Our Products and Therefore Must Increase Our Sales Volumes, Reduce Our Costs and/or Introduce Higher Margin Products To Reach And Maintain Financial Stability. We have experienced decreases in the average selling prices of some of our products over the last five years, including most of our passive component products. We anticipate that as products in the optical component and module market become more commodity-like, the average selling prices of our products will decrease in response to competitive pricing pressures, new product introductions by us, our competitors or other factors. If we are unable to offset this anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our net revenues and gross margins will decline, increasing the projected cash needed to fund operations. To address these competitive pressures, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

Because Of Our Limited Product Offerings, Our Ability To Generate Additional Revenues May Be Adversely Affected. We derive a substantial portion of our net revenues from a limited number of products. We expect that net revenues from a limited number of products will continue to account for a substantial portion of our total net revenues. Demand for these and other optical market products had declined materially in recent years; however, demand has improved since late fiscal 2003. Continued and expanding market acceptance of these products is critical to our future success. We cannot assure you that, once the communication industry and general economic conditions improve, our current or new products will achieve market acceptance at the rate at which we expect, or at all, which could adversely affect our results of operations.

If We Do Not Expand Our Sales and Marketing Organization, Our Revenues May Not Increase. The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers’ organizations. Sales of our products require the prolonged efforts of sales, and sometimes executive, personnel, as well as specialized systems and applications engineers working together. Currently, our sales and marketing organization is somewhat limited. We believe we will need to increase our sales force in order to increase market awareness and sales of our products. Competition for qualified individuals remains, and we might not be able to hire the kind and number of sales and marketing personnel and applications engineers we need. If we are unable to expand our sales operations, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues.

If We Are Unable To Make Sales In A Fragmented Market Our Revenues May Not Increase. The markets for optical lenses and laser components are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. The fragmented nature of the optical products market may impede our ability to achieve commercial acceptance for our products. In addition, our success will depend in great part on our ability to develop and implement a successful marketing and sales program. There can be no assurance that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

Our Products Have Long And Variable Sales Cycles Which Reduce Our Ability To Accurately Forecast Revenues. The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers may view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This is particularly the case with our defense application market. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle (often up to one year). While our customers are evaluating our products and before they place an order with us, we may incur substantial sales, marketing and product development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical markets, we cannot predict the length of these sales and development cycles. These long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could continue to cause volatility in our stock price.

Current And Pending Litigation May Adversely Impact Operating Results. On May 2, 2000, we commenced a class action lawsuit in the Chancery Court of Delaware, New Castle County (the “Delaware Action”). In that action, we sought a declaratory judgment with respect to (i) our right to redeem our Class E common stock on March 31, 2001 for $.0001 per share, (ii) the right of the holders of Class E common stock to vote at the Annual Meeting to be held on October 6, 2000, and (iii) for certification of the holders of Class E common stock as a class and the named defendants as its representatives. The Delaware Action was settled in fiscal 2002 with the final settlement agreement requiring us to pay $0.40 per share to each Class E holder. The settlement agreement permitted Class E stockholders to elect not to participate in the settlement and thus was not binding on any Class E stockholders who so elected. Approximately 12% of the former Class E stockholders elected not to participate in the settlement (see Texas Action described below). Since the beginning of fiscal 2003, we have distributed approximately $1.4 million of the $1.5 million estimated total cost arising under the settlement agreement.

On or about June 9, 2000, a small group of holders of Class E common stock commenced an action against the company in a state court in Texas (the “Texas Action”). Plaintiffs in the Texas Action made various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and sought damages based upon those allegations. Management believes the allegations underlying the Texas Action are without merit. During the first quarter of fiscal 2003, the Texas court granted our motion for Summary Judgment. The plaintiffs sought reconsideration of the ruling, however, on October 24, 2002, the Texas court denied their motion. On February 14, 2003, the Plaintiffs requested that the Texas Supreme Court review the appellate court’s decision. On June 26, 2003, the Texas Supreme Court dismissed the Plaintiffs’ petition for review for want of jurisdiction. We are unable to determine at present whether the Plaintiffs intend to further challenge or appeal the Texas Supreme Court’s denial of their petition for review. On July 22, 2002, we together with a director filed a motion for summary judgment as to all of the Plaintiff’s claims, which was granted on October 10, 2002, and has been made final by the trial court on March 1, 2004. On March 15, 2004, the Plaintiffs filed an amended notice of appeal of final judgment as to the Company and a co-defendant. On November 3, 2004, arguments were heard in the appellate court by a panel of judges. A ruling by the 14th District Court of Appeals, as to whether to overturn the Summary Judgment and allow a new trial or to affirm that decision is under review.

We from time to time are involved in various legal actions arising in the normal course of business. Prior to the filing of the registration statement of which this prospectus is a part, we were notified of employment practices claims from former employees. Currently, in conjunction with legal counsel, we are evaluating the effect if any on our financial position or results of operations.

We may from time to time become involved in other lawsuits and legal proceedings. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matters could adversely impact our operating results or financial condition. Additionally, any litigation to which we are subject could also require significant involvement of our senior management and may divert management’s attention from our business and operations.

Sales, Political, Currency And Other Risks Associated With Our International Sales And Supply Could Negatively Impact Our Business. For the first nine months of fiscal 2006, approximately 17% of our net revenues were from sales to international customers. For fiscal 2005 and fiscal 2004, approximately 12% and 17%, respectively, of our net revenues were from sales to international customers. Our international sales will be limited if we cannot establish and/or maintain relationships with international distributors, establish foreign operations, expand international sales, and develop relationships with international service providers. Additionally, our international sales may be adversely affected if international economies weaken. We are subject to risks including the following:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	unexpected changes in foreign demand in response to exchange rate fluctuations;

•	certification requirements;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.

In order to expand our international production capacity and sales, we formed in November 2005 LightPath Optical Instrumentation (Shanghai) Co., Ltd, a wholly owned manufacturing subsidiary, located in Jiading, People’s Republic of China. The company’s manufacturing facility is expected to increase overall production capacity and enable us to compete for larger production volumes of optical components and assemblies, and strengthen partnerships within the Asia/Pacific region. It also provides a launching point to drive our sales expansion in Asia/Pacific.

While we expect our international revenues to be denominated predominantly in U.S. dollars, in the future a portion of our international revenues and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and corresponding exchange rates.

We also source certain raw materials from outside the United States. Some of those materials, priced in non-dollar currencies, have risen in price due to the recent decline of the U.S. dollar against non-dollar-pegged currencies, especially the Euro. This lowers our margins and reduces our ability to reach positive cash flow and profitability.

Our Business Has Been Subject To Fluctuations In Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult as yet to predict and may fluctuate substantially from quarter to quarter. For example, as a result of revenues associated with any of our key customers, any cancellation of orders from a key customer could result in significant fluctuations in quarterly results. Quarterly results have also been and may continue to be affected by asset write-downs associated with communications market weakness, our headquarters and plant consolidations and other matters, including negative cash flow.

We May Issue Additional Securities With Rights Superior To Those Of The Common Stock, Which Could Materially Limit The Ownership Rights Of Stockholders. We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital or to refinance our debt. Our board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is possible that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock. We have no present plans to issue any convertible preferred stock or any other preferred stock.

Investors Will Incur Immediate Dilution And May Experience Further Dilution. The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you are likely to incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. Additionally, we have a substantial number of outstanding options and warrants to acquire shares of common stock and have made restricted stock grants that are not fully vested. A total of 749,856 shares have been reserved for issuance upon exercise of options and warrants that we have granted, including the warrants issued to the selling shareholders. A total of 246,024 shares are available for additional grants in our Amended & Restated Omnibus Incentive Plan. Additionally, a total of 191,850 shares have been granted under restricted stock awards. These shares vest and are issuable at various dates through May 2007. A total of 128,329 of these options and warrants are “in the money” and are currently exercisable as of May 1, 2006. “In the money” generally means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option. The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

Our Stock Price Has Been, And May Continue To Be, Subject To Large Price Swings, Which We Are Not Able To Control. Broad market fluctuations or fluctuations in our operations may adversely affect the market price of our common stock. The market for our common stock is volatile, the bid-ask spread is often large and the trading volume and activity can be low and sporadic. The trading price of our common stock has been and will continue to be subject to:

•	volatility in the trading markets generally and in our particular market segment;

•	limited trading of our common stock;

•	significant fluctuations in response to quarterly variations in operating results;

•	announcements regarding our business or the business of our customers or competitors;

•	changes in prices of our or our competitors’ products and services;

•	changes in product mix;

•	changes in revenue and revenue growth rates; and

•	other events or factors.

Statements of or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our common stock. In addition, the stock market as a whole, as well as our particular market segment, have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies and which often have appeared unrelated to the operating performance of these companies. Although our shares are publicly traded on Nasdaq, the trading market for our shares can be limited. During the first nine months of fiscal 2006, Nasdaq-reported trading volume for our shares averaged 149,337 shares per trading day. We cannot forecast or control any material increase in the trading volume for our shares. A lack of an active trading market for our shares could negatively impact stockholders’ ability to sell their shares when they desire and the price, which they could obtain.

The Fact That We Do Not Expect To Pay Dividends May Lead To A Decreased Price For Our Stock. Our board of directors has never declared a dividend on our common stock. We do not anticipate paying dividends on our common stock in the foreseeable future. Due to U.S. tax law changes in 2003, dividends may be more valuable on an after-tax basis as a component of investment return, potentially diminishing the appeal of holding our common stock. It is anticipated that our earnings, if any, will be reinvested in sales growth activities for our business.

Our Management And Principal Stockholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. If our management and a few principal stockholders act in concert, disposition of matters submitted to stockholders or the election of our entire board of directors may be hindered. We estimate that management, including directors, and our principal stockholders (stockholders owning more than 5% of our common stock) beneficially owned approximately 34% of the aggregate common stock outstanding as of May 1, 2006.

Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our Certificate of Incorporation, Bylaws and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to:

•	staggered-terms of service for our board of directors,

•	the authorization of the board of directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders,

•	the fact that in 1998 we adopted a stockholder rights plan and declared a dividend distribution of a right to purchase one share of Series D Participating Preferred Stock for each outstanding share of Class A common stock. The description and terms of such rights are set forth in a Rights Agreement dated as of May 1, 1998 between LightPath and Continental Stock Transfer & Trust Company, as Rights Agent. A copy of the Rights Agreement and related documents are filed as an Exhibit to this registration statement.

•	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings, and

•	the fact that special meetings of the stockholders may be called only by our Chairman, President or upon the request of a majority of our board of directors.

All of these provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Outstanding Warrants, Stock Options And Restricted Stock Agreements May Inhibit Our Ability To Accomplish Future Financings And Adversely Affect Our Stock Price. The existence of our outstanding warrants, options and restricted stock and the potential for sales of significant amounts of previously unregistered shares of our Common Stock in the public market, or the perception that such sales could occur, may adversely affect the terms on which we can obtain additional financing or the prevailing market price of our Common Stock. As of May 1, 2006, there were issued and outstanding:

•	4,426,268 shares of our common stock;

•	warrants issued in private placement and other transactions pursuant to which 245,156 shares of Common Stock are issuable, at a weighted average exercise price of approximately $10.12 per share;

•	warrants issued to the selling shareholders pursuant to which 292,000 shares of Common Stock are issuable beginning on September 19, 2006, at an exercise price of $7.41 per share;

•	outstanding options under our amended and restated omnibus plan to purchase an aggregate of 182,700 shares of our common stock, with an average exercise price of approximately $71.36 per share;

•	restricted stock award grants for 191,850 shares of our common stock that have been granted of which 51,700 have vested; and

In addition, 246,024 shares of our common stock were reserved as of May 1, 2006, for issuance pursuant to future grants to be made under our Amended and Restated Omnibus Incentive Plan.

For the life of such options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock, with a resulting dilution in the interest of other holders of common stock upon exercise or conversion. Further, the option and warrant holders can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable than those originally provided by such options or warrants. Of the total number of shares of common stock currently issued and outstanding, there are likely a small number of unregistered shares outstanding, other than those held by the selling stockholders, and some of those shares may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”).

The eligibility of the foregoing shares to be sold to the public, whether pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements may have a material adverse effect on the market value and trading price of the common stock, the scope or extent of which effect we cannot predict.

We Have Agreed To Certain Limitations Upon Potential Liability Of Our Directors, Which Could Prevent Recovery Of Monetary Damages. Our Certificate of Incorporation provides that directors will not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in our Certificate of Incorporation could prevent the recovery of monetary damages by the Company or its stockholders.

We May Have Difficulty Obtaining Director And Officer Liability Insurance In Acceptable Amounts For Acceptable Rates. We carry insurance protecting our officers and directors and us against claims relating to the conduct of our business (“D&O insurance”). D&O insurance covers the costs incurred by companies and their management to defend against and resolve claims relating to management conduct and results of operations, such as securities class action claims. These claims are extremely expensive to defend against and resolve. Therefore we purchase and maintain D&O insurance to cover some of these costs. We pay significant premiums to acquire and maintain D&O insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of these insurance coverages. In recent years the premiums we have paid for D&O insurance had increased substantially. During fiscal 2006 we were able to renew our D&O insurance at a premium that was slightly less than that for the previous year. We cannot assure that, in the future, we will be able to obtain what we adjudge to be sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. Further, due to our available financial resources at the time the current coverage expires (February 2007), we may be unable to pay for or we may choose not to seek as much coverage as we adjudge to be sufficient. Failure or inability to obtain such insurance, or the election to accept less than we adjudge sufficient or none at all, could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management arising from the conduct of our operations. Further, obtaining such insurance in an inadequate amount or obtaining none at all may impair our future ability to retain and recruit qualified officers and directors.

Business Interruptions Could Adversely Affect Our Business. We manufacture all of our products at a single manufacturing facility in Orlando, Florida, and our revenues are dependent upon the continued operation of this facility. This facility is subject to a lease that expires in 2008 unless renewed pursuant to terms mutually agreeable to our landlord and us. Our operations are vulnerable to interruption by fire, hurricane winds and rain, electric power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan, and we do not have a backup facility or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of the facility or if the facility ceases to be available to us for any other reason. If we are required to rebuild or relocate our manufacturing facility, a substantial investment in improvements and equipment would be necessary. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur. Our facilities may be subject to electrical blackouts as a consequence of a shortage of available electrical power. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facility. Any losses or damages incurred by us as a result of blackouts, rebuilding, relocation or other business interruptions, including the aforementioned, could result in a significant delay or reduction in manufacturing and production capabilities, impair our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in reduced sales, lost revenue, and/or loss of market share, any of which could substantially harm our business and the results of operations.

As an example of this type of risk, the Company experienced an electric power outage at its facility caused by a storm named “Hurricane Charley” from the evening of August 13, 2004 to the morning of August 17, 2004. During this period, we were without the use of our production capacity and lost approximately six shifts of production.

Our Business Depends, In Part, Upon The Efforts Of Third Parties, Which We Can Not Control. Part of our strategy for the research, development and commercialization of certain products entails entering into various arrangements with corporate partners, OEMs, licensees and others in order to generate product sales, license fees, royalties and other funds adequate for product development or to enhance commercial prospects. We may also rely on our collaborative partners to conduct research efforts, product testing and to manufacture and market certain of our products. Although we believe that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities may not be within our control. There can also be no assurance that we will be successful in establishing any such collaborative arrangements or that, if established, the parties to such arrangements will assist us in commercializing products. We have a non-exclusive agreement with a catalog company to distribute certain of our products. We have agreements with nine foreign distributors to create markets for GRADIUM and our other products in their respective countries. There can be no assurance, however, that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

Future Acquisitions To Add To Our Product, Process Or Management Capabilities May Fail To Produce The Desired Benefits And Will Likely Be Dilutive To Existing Stockholders. We anticipate that in the future, as part of our business strategy, we may find strategic acquisitions of complementary companies, products or technologies to be desirable. In the event of any such future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	incur debt;

•	assume liabilities; or

•	incur expenses related to in-process research and development and intangible assets.

Any future acquisitions also could involve numerous risks, including:

•	problems associated with combining the acquired operations, technologies or products;

•	unanticipated costs or liabilities;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired entities.

We cannot assure that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

The Loss Of, Or Our Inability To Hire, Key Personnel Would Reduce Our Ability To Manage Our Business Effectively. Our future success depends upon the continued services of our executive and non-executive officers and other key engineering, sales, marketing, manufacturing and support personnel. Our inability to retain or attract key employees could have a material adverse effect on our business and results of operations. Our operations depend, to a great extent, upon the efforts of our management. We also depend upon our ability to attract additional members to our operations teams to support our strategy. The loss of any of these key employees would adversely affect our business. We had 186 full-time equivalent employees on May 1, 2006. We have added 68 persons in fiscal 2006, and we expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to develop and sell our products.

We Rely On The Efforts Of Our Chief Executive Officer, And The Loss Of His Services Could Materially Adversely Affect Our Business. Our success will be largely dependent upon the personal efforts and abilities of Kenneth Brizel, our President and Chief Executive Officer. Mr. Brizel is not bound by an employment agreement. If Mr. Brizel ends his relationship with the company before a qualified replacement is found, then our business, prospects and results of operations could be materially adversely affected.

Risks Related To The Optical Networking Industry

Sales Of Some Of Our Products Depend Upon Use Of Optical Networks To Satisfy Increased Bandwidth Requirements. The future success of this market depends on the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to some degree on the continued growth and upgrading of optical networks. If the growth and upgrading of optical networks does not continue, sales of some of our products may decline, which would adversely affect our revenues.

The Optical Networking Market Is New And Unpredictable And Characterized By Rapid Technological Changes And Evolving Standards. The optical networking market is relatively new and is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is relatively new, it is difficult to predict its potential size or future growth rate. It has already gone through a virulent decline. Widespread adoption of optical networks would be helpful to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on, among other things:

•	maintaining and enhancing our relationships with our customers;

•	the education of potential end-user customers and network service providers about the benefits of optical networks; and

•	our ability to accurately predict and develop our products to meet industry standards.

If we are unable to do any of the foregoing, or if we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

We Anticipate Further Reductions In The Average Selling Prices Of Our Products And Therefore Must Increase Our Sales Volumes, Reduce Our Costs And/Or Introduce Higher Margin Products To Reach And Maintain Financial Stability. We have experienced decreases in the average selling prices of some of our products, including most of our passive component products, which has offset inflationary effects. Over 98 percent of our revenue increases have been attributed to volume increases. We anticipate that as products in the optical component and module market become more commodity-like, the average selling prices of our products will decrease further in response to competitive pricing pressures, new product introductions by us, our competitors or other factors. The optical component and module market is experiencing extreme volatility as a result of lower product demand than existed in 2000, which will make it more difficult for us to increase our sales volume. If we are unable to offset this anticipated decrease in our average selling prices by increasing our sales volumes or improving our product mix, our net revenues and gross margins will decline. In addition, to maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products, and we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

Risks Related To Manufacturing Our Products

If We Do Not Accurately Project Demand For Our Products, We Will Have Excess Manufacturing Capacity Or Insufficient Manufacturing Capacity Which Can Adversely Affect Our Financial Results. We currently manufacture all of our products in our facility located in Orlando, Florida, and in the new manufacturing facility located in Jiading, People’s Republic of China (“PRC”), which is owned by LightPath Optical Instrumentation (Shanghai) Co., Ltd, our wholly owned subsidiary. Based on uncertainty in global economic conditions and particularly in our telecommunication market based products, we believe lower demand for various products will continue through the remainder of fiscal 2006 and into fiscal 2007. We intend to continue to operate at a “right-sized” production level during the remainder of fiscal 2006 and into fiscal 2007 while retaining flexibility to meet demand if it should increase in the near future. We will accomplish this, in part, by maintaining some of our production workforce as temporary employees or contractors.

Our Failure To Accurately Forecast Material Requirements Could Cause Us To Incur Additional Costs, Have Excess Inventories Or Have Insufficient Materials To Build Our Products. We primarily use forecasts based on actual or anticipated product orders to determine our materials requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary materials. Lead times for materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the materials at a given time. If we overestimate our material requirements, we may have excess inventory, which would increase our costs. If we underestimate our material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our results of operations. Additionally, in order to avoid excess material inventories we may incur cancellation charges associated with modifying existing purchase orders with our vendors.

If We Do Not Achieve Acceptable Manufacturing Yields Or Sufficient Product Reliability, Our Ability To Ship Products To Our Customers Could Be Delayed. The manufacture of our products involves complex and precise processes. Our manufacturing costs for several products are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. Changes in our manufacturing processes or those of our suppliers, or the use of defective materials, could significantly reduce our manufacturing yields and product reliability. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We may experience lower than targeted product yields in the future which could adversely affect our operating results.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer. Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. This customer qualification process determines whether our manufacturing lines meet the customers’ quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

We Depend On Single Or Limited Source Suppliers For Some Of The Key Materials Or Process Steps In Our Products, Which Makes Us Susceptible To Supply Shortages, Poor Performance Or Price Fluctuations. We currently purchase several key materials or have outside vendors perform process steps, such as lens coatings, used in or during the manufacture of our products from single or limited source suppliers. We may fail to obtain required materials or services in a timely manner in the future, or could experience further delays from evaluating and testing the products or services of these potential alternative suppliers. The decline in demand in the telecommunications equipment industry may have adversely impacted the financial condition of certain of our suppliers, some of whom have limited financial resources. We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components or materials. Additionally, financial difficulties could impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials or services, or the inability to obtain these materials or services from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, negatively affecting our business.

Our Products May Contain Unknown Defects Which Would Adversely Affect Our Business. Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products often are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

•	loss of customers;

•	damage to our brand reputation;

•	failure to attract new customers or achieve market acceptance;.

•	diversion of development and engineering resources; and

•	legal actions by our customers or third parties.

The occurrence of any one or more of the foregoing factors could cause our net revenues to decline or otherwise have an adverse effect on our business.

We Face Product Liability Risks Which Could Adversely Affect Our Business. The sale of our optical products involves the inherent risk of product liability claims by others. We do not currently maintain product liability insurance coverage. Product liability insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us if we decide to procure such insurance in the future. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted. Should any such claim be asserted and successfully litigated by an adverse party, there could be a material adverse effect to our financial position and results of operations.

Risks Related To Our Intellectual Property

If We Are Unable To Protect And Enforce Our Intellectual Property Rights, We May Be Unable To Compete Effectively. We believe that our patents and other intellectual property rights are important to our success and our competitive position, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have devoted substantial resources to the establishment and protection of our intellectual property rights, the actions taken by us may be inadequate to prevent imitation or improper use of our products by others or to prevent others from claiming violations of their intellectual property rights by us.

In addition, we cannot assure that our patent applications will be approved, that any patents that we may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners to protect our proprietary rights, but we cannot assure the compliance by such parties with their confidentiality obligations, which could be very time consuming and expensive to enforce.

It may be necessary to litigate to enforce our patents, copyrights, and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business, financial condition, prospects and results of operation.

We Do Not Have Patent Protection For Our Formulas And Processes, And A Loss Of Ownership Of Any Of Our Formulas And Processes Would Negatively Impact Our Business. We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for all of our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

We May Become Involved In Intellectual Property Disputes And Litigation Which Could Adversely Affect Our Business. We anticipate based on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to products similar to ours. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following, any of which could harm our business:

•	stop selling, incorporating or using our products that use the disputed intellectual property;

•	obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

•	redesign our products that use the disputed intellectual property.

Necessary Licenses Of Third-Party Technology May Not Be Available To Us Or May Be Very Expensive. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We can provide no assurance that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

On February 11, 2004, the University of Florida Research Foundation, Inc. (“UF”) notified us that we were in default under the terms of the Amended and Restated License Agreement (“UF Agreement”) for failure to pay certain back royalties and in April 2004 notified us that they had terminated the UF Agreement. UF claims that we owe $83,000 in unpaid royalties. While we dispute the amount owed and have previously engaged in discussions with UF about the matter, we do not believe that the termination of the UF Agreement has materially adversely affected our business since the licensed technology had never generated annual sales in excess of 3% of our total revenues from a single customer who had previously notified us that they were ceasing purchase of the product. UF has not made any efforts since mid 2004 to collect the amounts UF claims are owed by the Company.

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THE COMPANY

We manufacture optical components and higher level assemblies including precision molded glass aspheric optics, isolators, proprietary fiber-optic collimators, GRADIUM glass lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and distribute optical components and assemblies utilizing advanced optical manufacturing processes. Our products are incorporated into a variety of applications by our customers in many industries, including defense products, medical devices, barcode scanners, optical data storage, hybrid fiber coax (datacom and telecom), machine vision and sensors among others. All the products that we produce enable lasers and imaging devices to do their jobs. These products include the following:

•	Molded glass aspheres are used in various high performance optical applications

•	Isolators prevent the back-reflection of optical signals that can degrade optical transmitter and amplifier performance whenever light must enter or exit a fiberoptic cable (“fiber”)

•	Collimators are assemblies that are used to straighten and make parallel diverging light as it exits a fiber.

•	GRADIUM extends the performance of a spherically polished glass lens technology improving optical performance, approaching aspheric performance at a fraction of the price.

LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership, formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. We completed our initial public offering on February 22, 1996. From our inception in 1985 until June 1996, we were classified for financial reporting purposes as a “development stage enterprise” that engaged in basic research and development with an initial objective to improve solar energy technology. Through the years, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications. By 1997, our operational focus began to shift to product development and sales of GRADIUM® glass lenses.

During fiscal 1998, sales of lenses to the traditional optics market continued with increases in sales of lenses used in the YAG laser market, catalog and distributor sales and lenses used in the semiconductor wafer inspection markets. During this time, we reorganized internally and realigned our marketing efforts with the purpose of expanding our focus to include markets such as optoelectronics, photonics and solar due to the number of potential customer inquiries into the ability of GRADIUM glass to solve optoelectronic problems, specifically in the areas of fiber telecommunications in addition to the traditional optics market. In fiscal 1998, we began to explore the development of products and a strategy to enter the telecom optical components market. This strategy was built around automated production of telecom components using laser fusion and fiber attachment techniques we developed. In designing our optoelectronic devices, we focused on automation of the manufacturing process. Although many other manufacturers in this industry rely on low labor cost offshore production to control costs, we believe that automation of the manufacturing process can yield similar cost savings over the long term. Our patented laser fusion and fiber attachment techniques are highly automated, and we believe these techniques provided improved quality and flexibility to increase manufacturing capacity in response to growth in demand. Our automation theme was expanded with our fiscal 2000 acquisition of Horizon Photonics, Inc. (“Horizon”), a California corporation originally founded in July 1997, where we acquired the use of robotic systems in manufacturing isolators.

Horizon utilized automated production platforms to manufacture passive optical components for the telecommunications and data communications markets. We acquired all of the outstanding shares of Horizon for approximately 175,000 shares of our Class A Common Stock and $1 million in cash (an aggregate purchase price of approximately $40.2 million, based on the then-market price of our common stock). Horizon manufactured isolator products in Walnut, California, prior to May 2003, when the site was consolidated with the facilities in Orlando, Florida. Horizon was dissolved during fiscal 2004.

In September 2000, we acquired Geltech, Inc. (“Geltech”), a Delaware corporation originally founded in May 1985. Geltech is a manufacturer of precision molded aspheric optics, which have broad applicability to numerous market segments such as medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. Precision molded aspheric optics are also used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. We acquired all of the outstanding shares of Geltech for an aggregate purchase price of approximately $28.5 million, comprised of 102,842 shares of our Class A common stock (valued at $27.5 million based on the then-market price of our common stock) and approximately $1 million in acquisition costs. We manufacture these products at our facility in Orlando, Florida. During fiscal 2002, we expanded the manufacturing facility. During fiscal 2003, in order to reduce costs, we relocated our corporate headquarters to Orlando and reorganized our manufacturing facility there to accommodate all of the production previously performed in Albuquerque, New Mexico for GRADIUM glass lenses and collimators as well as the isolator product line from Walnut, California.

OUR MARKETS AND RECENT HISTORY

Our commercial market focus prior to fiscal 2002 was primarily serving telecom equipment makers. During fiscal 2001, this market, including the optical components segment of the market in which we participated, slowed dramatically. As service providers rapidly cut their capital spending budgets, inventories of hardware systems, subsystems, and components grew quickly due to a lag in vendors adjusting their build rates to the downturn in demand. The resultant reduction in demand for telecom components has generally continued into fiscal 2006.

In June 2002, we announced plans for fiscal 2003 to consolidate all production and corporate headquarters in Florida. During fiscal 2003 we consolidated all manufacturing to Orlando, Florida. We believe the aspheric lens product line, in particular, has broad applicability to market segments beyond telecom. We have segmented “communications” markets to include: datacom, telecom, hybrid-fiber coax and wireless communications applications in order to better target product/application niches. In addition, we are aggressively pursuing new opportunities in the application areas of medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. With the consolidation of all our product lines in Florida by the end of fiscal 2003 and the reduction in demand for telecom components we have operated one business segment since fiscal 2005.

In November 2005, we announced the formation of LightPath Optical Instrumentation (Shanghai) Co., Ltd, a wholly owned manufacturing subsidiary, located in Jiading, People’s Republic of China (“PRC”). The company’s manufacturing operations will be housed in a 17,000 sq. ft. facility located in the Jiading Industrial Zone near Shanghai. The facility is expected to increase overall production capacity and enable us to compete for larger production volumes of optical components and assemblies, and strengthen partnerships within the Asia/Pacific region. It also provides a launching point to drive our sales expansion in Asia/Pacific.

Our principal offices are located at 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826. Our telephone number is (407) 382-4003.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the exercise price of the warrants to the extent exercised by certain selling stockholders. If the selling stockholders exercise in full their respective warrants covering an aggregate of 292,000 shares of common stock, we estimate that our net proceeds will be $2,163,720.00:

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds
ABS SOS-Plus Partners, Ltd.	9,000	$7.41	$66,690.00
Bristol Investment Fund, Ltd.	27,000	$7.41	$200,070.00
Cranshire Capital, L.P.	27,000	$7.41	$200,070.00
Iroquois Master Fund Ltd.	30,000	$7.41	$222,300.00
Lilac Ventures Master Fund, Ltd.	27,000	$7.41	$200,070.00
Portside Growth and Opportunity Fund	27,000	$7.41	$200,070.00
Regenmacher Holdings, Ltd.	9,000	$7.41	$66,690.00
Shadow Capital LLC	25,500	$7.41	$188,955.00
Smithfield Fiduciary LLC	27,000	$7.41	$200,070.00
Steven Donovan	10,500	$7.41	$77,805.00
Dawson James Securities, Inc.	19,552	$7.41	$144,880.32
Brandon Ross	29,200	$7.41	$216,372.00
Robert D Keyser Jr.	5,700	$7.41	$42,237.00
Albert Poliak	5,700	$7.41	$42,237.00
Douglas Kaiser	5,700	$7.41	$42,237.00
Frank Salvatore	5,700	$7.41	$42,237.00
Thomas Hands	724	$7.41	$5,364.84
William Fox	724	$7.41	$5,364.84

Totals:	292,000	N/A	$2,163,720.00

We intend to use any proceeds from warrant exercises for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, or at privately negotiated prices. Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

SELLING STOCKHOLDERS

The following table sets forth certain information provided to us by the selling stockholders with respect to the beneficial ownership of our common stock by the selling stockholders, as of May 1, 2006. The following table assumes that the selling stockholders sell all of their shares; however, we are unable to determine the exact number of shares that will actually be sold. None of the selling stockholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years. The percentage of shares beneficially owned prior to the offering is based on 4,444,178 shares outstanding at May 1, 2006, determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of May 3, 2006, through the exercise of any warrants or other right.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Percentage of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Offered for Sale Hereunder (2)	Number of Shares Of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder	Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder
ABS SOS-Plus Partners, Ltd.	0	0%	39,000	0	0%
Bristol Investment Fund, Ltd.	0	0%	117,000	0	0%
Cranshire Capital, L.P.	0	0%	117,000	0	0%
Iroquois Master Fund Ltd.	0	0%	130,000	0	0%
Lilac Ventures Master Fund, Ltd.	0	0%	117,000	0	0%
Portside Growth and Opportunity Fund	0	0%	117,000	0	0%
Regenmacher Holdings, Ltd.	0	0%	39,000	0	0%

Shadow Capital LLC	552,885	13.73%	110,500	552,885	12.44%
Smithfield Fiduciary LLC	0	0%	117,000	0	0%
Steven Donovan	40,000	*	45,500	40,000	*
Dawson James Securities, Inc.	0	0%	19,552	0	0%
Brandon Ross	0	0%	29,200	0	0%
Robert D. Keyser Jr.	0	0%	5,700	0	0%
Albert Poliak	0	0%	5,700	0	0%
Douglas Kaiser	0	0%	5,700	0	0%
Frank Salvatore	0	0%	5,700	0	0%
Thomas Hands	0	0%	724	0	0%
William Fox	0	0%	724	0	0%

Total:	592,885		1,022,000	592,885

*	Indicates less than one percent (1%)

(1)	The number of shares of Common Stock beneficially owned prior to the offering does not include shares of Common Stock issuable upon exercise of warrants, which are exercisable from September 19, 2006, until September 19, 2011.

(2)	In connection with a Securities Purchase Agreement dated as of March 19, 2006, we issued a total of 730,000 shares of common stock, and warrants for the purchase of a total of 292,000 shares of common stock, to the selling stockholders, including warrants for the purchase of a total of 73,000 shares of common stock to Dawson James Securities, Inc., the placement agent for the offering of the common stock to the selling stockholders, and its affiliates. The number of shares of common stock offered for sale hereunder includes such shares of common stock and shares of common stock issuable upon exercise of such warrants. The warrants are exercisable from September 19, 2006, until September 19, 2011, at $7.41 per share.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

Baker & Hostetler LLP, Orlando, Florida, has rendered an opinion that the shares of common stock offered hereby are legally issued, fully paid and non-assessable.

EXPERTS

The consolidated financial statements of LightPath Technologies, Inc. and subsidiaries as of June 30, 2005 and 2004 and for each of the years in the three-year period ended June 30, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

•	Government Filings. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	Stock Market. Our shares of common stock are traded on Nasdaq under the symbol LPTH.

•	Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

•	Our Annual Report on Form 10-K for the year ended June 30, 2005, which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

•	Our definitive proxy statement related to our 2005 annual meeting of stockholders held on November 8, 2005, filed September 30, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.

•	A Current Report on Form 8-K dated as of October 5, 2005.

•	A Current Report on Form 8-K dated as of October 13, 2005.

•	A Current Report on Form 8-K dated as of November 3, 2005.

•	A Current Report on Form 8-K dated as of November 9, 2005.

•	A Current Report on Form 8-K dated as of November 10, 2005.

•	A Current Report on Form 8-K/A dated as of November 10, 2005.

•	A Current Report on Form 8-K dated as of January 5, 2006.

•	A Current Report on Form 8-K dated as of January 12, 2006.

•	A Current Report on Form 8-K dated as of January 26, 2006.

•	A Current Report on Form 8-K dated as of February 7, 2006.

•	A Current Report on Form 8-K dated as of February 10, 2006.

•	A Current Report on Form 8-K dated as of February 27, 2006.

•	A Current Report on Form 8-K dated as of March 22, 2006.

•	A Current Report on Form 8-K dated as of April 13, 2006.

•	A Current Report on Form 8-K dated as of April 26, 2006.

•	The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated January 13, 1996.

You may request free copies of these filings by writing, telephoning or contacting us at the following:

Investor Relations Department

LightPath Technologies, Inc.

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

(407) 382-4003

email: invrel@lightpath.com

We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference in that information). Such a request should be directed to LightPath Technologies, Inc., 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826, Attention: Investor Relations, or if by telephone, (407) 382-4003.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.